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July 27, 2000


Mr. Thomas B. Clark
Alltrista Corporation
5875 Castle Creek Parkway, North Drive
Suite 440
Indianapolis, Indiana   46250

Dear Tom:

Following Alltrista's earnings conference call yesterday, there are a number of observations and suggestions I would like to make.

Obviously your earnings for the second quarter and your revised forecast for the year are extremely disappointing. During your 1999 year-end conference call in January you forecast EPS for fiscal 2000 of approximately $3.25 per share. In your most recent forecast this has been reduced to a base case projection of $2.00 per share, which equates to EBITDA of approximately $56 million, versus EBITDA of $67-68 million. The significant reduction appears to be primarily due to issues in your Plastics business, although the Metal business is also soft.

Shortly after Marlin's conditional offer to acquire Alltrista for $30 per share, you announced on May 26, 2000 that the board of directors of Alltrista had retained Bear Stearns to advise the board on strategic options. Both Bear Sterns and you informed me that while Marlin would not be given an exclusive at this stage, we would be included in the "process". Our advisors, Banc of America Securities, were informed by Bear Stearns that Alltrista expected to have a book out before the end of July.

Following shareholder reaction to the announcement of our conditional offer, and the conference call yesterday, it is clear that the majority of shareholders in Alltrista would like to see you pursue the "strategic options" on as expedited a basis as possible. Until the conference call yesterday the shareholders who have contacted me all seemed to believe this was happening. What we heard from you yesterday was that the "process" is on hold indefinitely, awaiting at a minimum the completion of management's review of the Plastics business, which will be completed by mid-August. This disturbs us greatly. The difficulties you described in the Plastics business do not appear to be so fundamental as to preclude a Buyer of the company from making an offer for Alltrista.



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Mr. Thomas B. Clark
July 27, 2000
Page 2


The offer Marlin made in May was conditional on due diligence and being allowed to proceed on an exclusive basis. Despite the shortfall in EBITDA you announced yesterday, we believe that we can make an unconditional offer that would be extremely attractive to Alltrista's shareholders and would create more value for shareholders than maintaining the status quo of the last five years.

To this end Marlin is willing to perform due diligence on a non-exclusive basis immediately with a view to making an unconditional offer to purchase Alltrista within six weeks of commencing due diligence. By allowing us to make an unconditioned offer, shareholders will be given a clear choice on strategic alternatives. There can be no downside to the company and its shareholders from allowing Marlin to have access to the information necessary to make a firm proposal.

Tom, the short-term operating difficulties being experienced by Alltrista should not be allowed to cloud the strategic alternatives facing the company. Philosophically the strategic options have not changed. I urge you to continue the process you announced in May and allow Marlin to perform due diligence without further delay.

Yours sincerely,

/s/ Martin E. Franklin

Martin E. Franklin

cc:  Stuart Taylor (Bear Stearns)